Exhibit 12.1
THE HOME DEPOT, INC. AND SUBSIDIARIES
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(amounts in millions, except ratio data)

		Fiscal Year(1)
	Nine Months Ended
	October 30, 2011	2010	2009	2008	2007	2006
Earnings From Continuing Operations Before Income Taxes	$4,888	$5,273	$3,982	$3,590	$6,620	$8,502
Less: Capitalized Interest	(2)	(3)	(4)	(20)	(46)	(47)
Add:
Portion of Rental Expense under operating leases deemed to be the equivalent of interest	212	278	277	286	279	257
Interest Expense	454	533	680	644	741	437
Adjusted Earnings	$5,552	$6,081	$4,935	$4,500	$7,594	$9,149
Fixed Charges:
Interest Expense	$454	$533	$680	$644	$741	$437
Portion of Rental Expense under operating leases deemed to be the equivalent of interest	212	278	277	286	279	257
Total Fixed Charges	$666	$811	$957	$930	$1,020	$694
Ratio of Earnings to Fixed Charges(2)	8.3x	7.5x	5.2x	4.8x	7.4x	13.2x

(1)
Fiscal years 2010, 2009, 2008, 2007 and 2006 refer to the fiscal years ended January 30, 2011, January 31, 2010, February 1, 2009, February 3, 2008 and January 28, 2007, respectively. Fiscal year 2007 includes 53 weeks; all other fiscal years reported include 52 weeks.

(2)
For purposes of computing the ratios of earnings to fixed charges, “earnings” consist of earnings from continuing operations before income taxes plus fixed charges, excluding capitalized interest. “Fixed charges” consist of interest incurred on indebtedness including capitalized interest, amortization of debt expenses and the portion of rental expense under operating leases deemed to be the equivalent of interest. The ratios of earnings to fixed charges are calculated as follows:

(earnings from continuing operations before income taxes)+(fixed charges)-(capitalized interest)
(fixed charges)